Exhibit 99.2

JE Cleantech (JCSE) Announces Annual General Meeting Results

Singapore, 06 December 2023 - JE Cleantech Holdings Limited (Nasdaq: JCSE), (“the Company”) a Singapore-based cleantech company, today announced the results of the Company’s Annual General Meeting of Members (the “AGM”) held on December 5, 2023, at the Company’s office located at 3 Woodlands Sector 1, Singapore 738361.

Appointment of Board of Directors

At the AGM, the members of the Company approved and ratified the appointment of Hong Bee Yin, Long Jia Kwang, Singh Karmjit, Tay Jingyan, Gerald and Khoo Su Nee, Joanne as members of the Board of Directors to serve for the ensuing year.

Ratification of Appointment of WWC, P.C.

At the AGM, the Company’s members also approved a resolution to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the Company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications, primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high-pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Disclaimer: Forward looking statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy,” or similar expressions. Forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. Forward-looking statements speak only as of the date they are made, and JCSE is not under any obligation and expressly disclaims any obligation to update, alter, or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Readers should carefully review the statements set forth in the reports which JCSE has filed or will file from time to time with the Securities and Exchange Commission (the “SEC”).The documents filed by JCSE with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468

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